

Mail Stop 3233

May 1, 2017

<u>Via E-mail</u>
Mr. Anthony DiLucente
Chief Financial Officer
ServiceMaster Global Holdings, Inc.
860 Ridge Lake Boulevard
Memphis, Tennessee 38120

     **Re: ServiceMaster Global Holdings, Inc.
             Form 10-K for the fiscal year ended December 31, 2016
             Filed on February 24, 2017
             File No. 001-36507**

Dear Mr. DiLucente:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

               Sincerely,

               /s/ Kristi Marrone

               Kristi Marrone
               Staff Accountant
               Office of Real Estate and
               Commodities